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                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No.  3 )*


                            AIRGAS, INC.
            -------------------------------------------
                         (Name of Issuer)


                           COMMON STOCK
            ------------------------------------------
                  (Title of Class of Securities)


                           009363 10 2
                   --------------------------
                         (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))

                       Page 1 of  5  Pages

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       CUSIP No.  009363 10 2      13G            Page  2  of  5  pages
                  -----------                         -----  -----
       -------------------------------------------------------------------
       1.   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Peter McCausland

       -------------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) | |
                                                                 (b) |X|
       -------------------------------------------------------------------
       3.   SEC USE ONLY

       -------------------------------------------------------------------
       4.   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
       -------------------------------------------------------------------
                           5.   SOLE VOTING POWER

                                4,184,498
                           -----------------------------------------------
        NUMBER OF          6.   SHARED VOTING POWER
          SHARES
       BENEFICIALLY             284,680
         OWNED BY          -----------------------------------------------
           EACH            7.   SOLE DISPOSITIVE POWER
        REPORTING
          PERSON                4,184,498
           WITH            -----------------------------------------------
                           8.   SHARED DISPOSITIVE POWER

                                284,680
       -------------------------------------------------------------------
       9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,469,178
       -------------------------------------------------------------------
       10. CHECK  BOX IF THE AGGREGATE  AMOUNT  IN  ROW  (g)  EXCLUDES
           CERTAIN SHARES*                                          | |

       -------------------------------------------------------------------
       11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           14.4%
       -------------------------------------------------------------------
       12. TYPE OF REPORTING PERSON*

           IN
       -------------------------------------------------------------------

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CUSIP No. 009363 10 2          13G              Page 3 of 5 Pages


Item 1(a) Name of Issuer
          --------------

          Airgas, Inc.


Item 1(b) Address of Issuer's Principal Executive Offices
          -----------------------------------------------

          Five Radnor Corporate Center
          Suite 550
          100 Matsonford Road
          Radnor, Pennsylvania 19087


Item 2(a) Name of Person Filing
          ---------------------

          Peter McCausland


Item 2(b) Address of Principal Business Office, or, if none, Residence
          ------------------------------------------------------------

          Airgas, Inc.
          Five Radnor Corporate Center
          Suite 550
          100 Matsonford Road
          Radnor, Pennsylvania 19087


Item 2(c) Citizenship
          -----------

          United States


Item 2(d) Title of Class of Securities
          ----------------------------

          Common Stock, par value $.01 per share


Item 2(e) CUSIP Number
          ------------

          009363 10 2





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CUSIP No. 009363 10 2          13G              Page 4 of 5 Pages

Item 3    Not Applicable

Item 4    Ownership
          ---------

     (a) and (b) Peter McCausland beneficially owned an aggregate of 4,469,178 shares of the issuer's Common Stock, or approximately 14.4% of the shares outstanding as of December 31, 1993, of which 132,000 shares were issuable upon exercise of employee stock options.

     (c) Peter McCausland had sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 4,184,498 shares of the issuer's Common Stock, of which 132,000 shares were issuable upon exercise of employee stock options. Mr. McCausland had shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, 284,680 shares of the Common Stock, of which 60,040 shares were issuable upon exercise of Common Stock Purchase Warrants.


Item 5    Ownership of Five Percent or Less of a Class
          --------------------------------------------

          Not applicable


Item 6    Ownership of More than Five Percent on Behalf of Another Person
          ---------------------------------------------------------------

     No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the issuer's shares which are subject of this Amendment to Schedule 13G, except that members of Mr. McCausland's family share with Mr. McCausland the right to receive the dividends from and the proceeds of sale with respect to the 284,680 shares of the issuer with respect to which Mr. McCausland had shared voting and dispositive power.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
          ------------------------------------------------------------------

          Not Applicable


Item 8    Identification and Classification of Members of the Group
          ---------------------------------------------------------

          Not Applicable


Item 9    Notice of Dissolution of Group
          ------------------------------

          Not Applicable

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Item 10   Certification
          -------------

          Not Applicable


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                     2/7/94
- -----------------------------------------------------------
 Date


                    /S/ Peter McCausland
- ------------------------------------------------------------
 Signature


                     Peter McCausland
- -----------------------------------------------------------
          Name/Title





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